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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

LaBarge, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
5024709C
(CUSIP Number)
Craig E. LaBarge, c/o LaBarge, Inc., 9900 Clayton Rd., St. Louis, MO  63124  (314) 997-0800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	5024709C

1	NAMES OF REPORTING PERSONS: Craig E. LaBarge

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,539,186

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,256

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,413,339

WITH	10	SHARED DISPOSITIVE POWER:

		1,031,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,445,027

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Introduction.
     This Amendment No. 4 is being filed with the Securities and Exchange Commission by Craig E. LaBarge to report the adoption of a prearranged stock trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, as disclosed in Item 4 below. Mr. LaBarge’s beneficial ownership information has also been updated.
Item 1. Security and Issuer.
     Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)
     Name and Address of Issuer:
     LaBarge, Inc. (the “Company”)
     9900 Clayton Road
     St. Louis, Missouri 63124
Item 2. Identity and Background.
     (a) Name of Person Filing: Craig E. LaBarge
     (b) Address:
     Craig E. LaBarge
     c/o LaBarge, Inc.
     9900 Clayton Road
     St. Louis, Missouri 63124
     (c) Principal Business: Mr. LaBarge, an individual, is the Chief Executive Officer, President and a director of the Company.
     (d) Prior Criminal Convictions: None
     (e) Prior Civil Proceedings with Respect to Federal or State Securities Laws: None
     (f) Citizenship: United States of America
Item 3. Source and Amount of Funds or Other Consideration.
     Not Applicable.
Item 4. Purpose of Transaction.
     The shares of Common Stock covered by this Statement are being held for investment purposes. Mr. LaBarge may assess the market for the purchase and sale of the Common Stock, as well as the Company’s financial position and operations and retains the right to change his investment intent.
     On May 1, 2006, Mr. LaBarge adopted a prearranged stock trading plan under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which he may sell up to 150,000 shares of Common Stock between May 1, 2006 and October 27, 2006.
     Other than as described in this Statement, Mr. LaBarge does not have any plans or proposals which relate to or would result in any of the following:
     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company;
     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company’s business or corporate structure;
     (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or
     (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, Mr. LaBarge beneficially owns a total of 2,445,027 shares of Common Stock of the Company, or approximately 15.5% of the sum of the outstanding shares based on 15,160,198 shares outstanding (the “Outstanding Shares”) as of January 1, 2006 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended January 1, 2006. The 2,445,027 shares of Common Stock includes the following:
     (i) options exercisable within 60 days for 607,296 shares of Common Stock under the Company’s stock option plans, with respect to which, if exercised, Mr. LaBarge will have sole voting and sole dispositive power;
     (ii) 105,009 shares held in LaBarge’s employee contribution account and 125,847 shares held in LaBarge’s match account of the Company’s 401(k) plan for which Mr. LaBarge has sole voting power with respect to shares held in his contribution and employer match accounts, sole dispositive power with respect to shares held in his contribution account and shared dispositive power with respect to shares held in his Company match account. In addition, Mr. LaBarge has shared dispositive power and no voting power as to 881,585 shares held in employer match accounts (in addition to shares held in his match account) of the Company’s 401(k) plan for which Mr. LaBarge serves as one of two administrators;
     (iii) 5,334 shares of Common Stock held by a trust for the benefit of one niece of Mr. LaBarge, of which trust Mr. LaBarge is a co-trustee and as to which he has shared voting and dispositive power;
     (iv) 14,702 shares held as custodian for his two minor children as to which he has sole voting and dispositive power;
     (v) 18,172 shares held by a trust for his two minor children, of which Mr. LaBarge is a co-trustee and as to which he has shared voting and dispositive power;
     (vi) 666,332 shares owned in Mr. LaBarge’s individual capacity as to which he has sole voting and dispositive power;
     (vii) 750 shares owned jointly with his spouse as to which he has shared voting and dispositive power; and
     (viii) 20,000 shares held in his IRA as to which he has sole voting and dispositive power.
     (b) Number of shares of Common Stock as to which Mr. LaBarge has:
     (i) Sole power to vote: 1,539,186
     (ii) Shared power to vote: 24,256

     (iii) Sole power to dispose: 1,413,339
     (iv) Shared power to dispose: 1,031,688
     Mr. LaBarge disclaims beneficial ownership of all shares of Common Stock as to which he has shared or no dispositive power.
     Mr. LaBarge shares the power to dispose of 881,585 shares of Common Stock held in the Company’s 401(k) plan with Donald H. Nonnenkamp. Certain information regarding Mr. Nonnenkamp is presented below:

(i)	Name of Person:	Donald H. Nonnenkamp

(ii)	Address:	Donald H. Nonnenkamp
c/o LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124

(iii)	Principal Business:	Nonnenkamp, an individual, is the Vice President, Chief Financial Officer and Secretary of the Company.

(iv) Prior Criminal Convictions: None

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws: None

(vi) Citizenship: United States of America
     Mr. LaBarge shares the power to vote and dispose of 5,334 shares of Common Stock held by a trust for the benefit of one niece, with his brother, Mark LaBarge. Certain information regarding Mark LaBarge is presented below:

(i)	Name of Person:	Mark LaBarge

(ii)	Address:	Mark LaBarge
c/o SFP Landscaping, Inc.
9800 Gravois Road
St. Louis, Missouri 63123

(iii) Principal Business: Small business owner.

(iv) Prior Criminal Convictions: None

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws: None

(vi) Citizenship: United States of America
     Mr. LaBarge shares the power to vote and/or dispose of 18,922 shares of Common Stock, as described above in paragraphs (a)(v) and (vii), with his spouse, Andrea S. LaBarge. Certain information regarding Andrea S. LaBarge is presented below.

(i)	Name of Person:	Andrea S. LaBarge

(ii)	Address:	Andrea S. LaBarge
c/o LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124

(iii) Principal Business:		Not applicable.

(iv) Prior Criminal Convictions: None

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws: None

(vi) Citizenship: United States of America
     (c) On May 1, 2006, Mr. LaBarge sold 10,000 shares of Common Stock at $15.05 per share pursuant to his 10b5-1 plan, as described in Item 4 above. The amount of securities beneficially owned by Mr. LaBarge as disclosed in this Statement takes into account Mr. LaBarge’s sale of 10,000 shares.
     (d) Except for those shares of Common Stock listed above held in trust or held jointly with his spouse, no person other than Mr. LaBarge may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this filing.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Not Applicable.
Item 7. Material to be Filed as Exhibits.
     None.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2006

Date

/s/ Craig E. LaBarge

Craig E. LaBarge